United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                         Commission File No.: 814-00708

                                 SCHEDULE 13D/A
                                Amendment No. 1


                    Under the Securities Exchange Act of 1934


                          INFINITY CAPITAL GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                               FAYBER GROUP, INC.
                               ------------------
                             (Former Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (Cusip Number)

                Theodore A. Greenberg, 80 Broad Street, 5th Floor
                        New York, NY 10004; 212-962-4400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  July 22, 2008
                               ------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Theodore A. Greenberg

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA


7.       Sole Voting Power


         1,100,000 Common Shares



8.       Shared Voting Power

         0

9.       Sole Dispositive Power


         1,100,000 Common Shares



10.      Shared Dispositive Power

CUSIP NO.: None                                                Page 2 of 5 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person


         Directly - 1,100,000
         Indirectly - 0



12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /


13.      Percent of Class Represented by Amount in Row (11)


         16.99% at July 22, 2008



14.      Type of Reporting Person

         IN

ITEM 1.  SECURITY & ISSUER


     This amended statement relates to common shares of Infinity Capital Group, Inc., formerly known as Fayber Group, Inc., 80 Broad Street, 5th Floor, New York, NY 10004. This statement amends the Schedule 13d dated May 20, 2005 filed by Theodore A. Greenberg. Mr. Greenberg acquired a total of 500,000 shares of Infinity Capital Group, Inc. common shares in two private transactions on July 22, 2008.


ITEM 2.

     (a) Theodore A. Greenberg


     (b) 80 Broad Street, 5th Floor, New York, NY  10004

     (c) THEODORE A. GREENBERG, age 48, Director and Chief Investment Officer of Infinity Capital Group, Inc., is a senior financial executive with more than 20 years experience in private equity, consulting, industry and public accounting. Mr. Greenberg is a director and chairman of the audit committee of Biophan Technologies, Inc. He was a General Partner and co-founder of Park Avenue Equity Partners, LP, a $110 million private equity fund focused on the middle market. In his five years with Park Avenue, Ted sourced, evaluated and negotiated deals and worked extensively with portfolio companies post acquisition. Prior to founding Park Avenue, he worked with Development Capital, LLC on direct equity investments and served as consulting CFO to one of Development Capital's portfolio companies. Previously, Ted directed the financial services practice at Marcum & Kliegman, LLP, a New York Metropolitan area accounting and consulting firm where he advised on merger and acquisition transactions, as well as operations and taxation. From 1980 to 1993 Ted provided operations, finance and taxation consulting services to a variety of real estate partnerships, financial service companies and entrepreneurial ventures. He graduated with a BS in Accounting, Cum Laude, from the State University of New York at Albany and received an MBA in Finance & Business Policy from the University of Chicago. Ted earned certification as a Certified Public Accountant in New York State.

CUSIP NO.: None                                                Page 3 of 5 Pages

     (d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

     (f) Citizenship: USA


ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

     No funds were used. Infinity Capital Group, Inc. shareholders became the shareholders of the surviving entity, Infinity Capital Group, Inc., as a result of the merger between Infinity Capital Group, Inc. and Fayber Group, Inc.


ITEM 4.  PURPOSE OF THE TRANSACTION

     There are no plans or proposals known to the Reporting Person, except as listed below, which relate to or would result in:

     (a) Infinity Capital Group, Inc. issued 100,000 shares of common stock in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (b) A merger between Infinity Capital Group, Inc. and Fayber Group, Inc. was completed on May 2, 2005.

     (c) Infinity Capital Group, Inc. issued 100,000 shares of common stock and a Promissory Note for $20,000 to Bernard F. Pracko, II in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (d) As a result of the merger, Wesley F. Whiting resigned as Secretary/Treasurer but remains a director. Gregory H. Laborde is President and Director effective immediately and Jerry Gruenbaum is Secretary. Theodore A. Greenberg and Pierce McNally were appointed Directors. Steven Katz was appointed Advisory Director.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO.: None                                                Page 4 of 5 Pages


     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned
          (directly and indirectly):                    1,100,000 Common Shares

         Percent of outstanding shares owned:           16.99% at July 22, 2008

     (b) Sole Power of voting for Reporting Person:     1,100,000 Common Shares

     (c) Transactions in securities in the past
         60 days for Reporting Person:                  None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable

CUSIP NO.: None                                                Page 5 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

     The Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer as of the date hereof.


ITEM 7.  EXHIBITS


      None.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: July 22, 2008                /s/Theodore A. Greenberg
                                    -------------------------
                                    Theodore A. Greenberg